Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

THIS NOTICE IS DIRECTED TO ALL TOWERS PERRIN SHAREHOLDERS

OF RECORD ON NOVEMBER 2, 2009

There will be a Special Meeting of Shareholders (“Special Meeting”) of Towers, Perrin, Forster & Crosby, Inc. (the “Company” or “Towers Perrin”) on Friday, December 18, 2009 at 9:00 a.m. at the Stamford Marriott Hotel & Spa located at 243 Tresser Boulevard, Stamford, Connecticut 06901 U.S.A.

The following business will be conducted at the Special Meeting:

•

To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of June 26, 2009, by and among Towers Perrin, Watson Wyatt Worldwide, Inc., Jupiter Saturn Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc., as it may be amended from time to time, a copy of which is attached as Annex A to the Proxy Statement (the “Merger Agreement”); and

•

To consider and vote on the amendment of Article VI of the Amended and Restated Bylaws of Towers Perrin, which contains transfer and ownership restrictions on shares of Towers Perrin common stock that must be amended in order to properly consummate the transactions contemplated by the Merger Agreement.

Shareholders of record on November 2, 2009 are entitled to vote at this Special Meeting.

You may use the button below to access an electronic Proxy appointing Mark Mactas and Bob Hogan, or either of them, to act as your proxy and vote in your name at the Special Meeting. Please complete and submit your electronic Proxy no later than midnight eastern time on Thursday, December 17, 2009. The Proxy will be used at the Special Meeting only if you do not attend, but please return it in any event.

Please click the following button to access your electronic Proxy:

The database you access using this button also contains the Proxy Statement. You should review all of this information carefully.

If you are a Class R Eligible Participant, the attached Joint Proxy Statement/Prospectus is the Proxy Statement referenced in the Class R Program materials you received via e-mail earlier today.

If you have any questions, please direct them to me.

CLASS R ELECTION PROGRAM — ELECTION FORM

Towers Perrin Class R Election Program

Election Form

(Please complete and return to Dawn Davenport, Human Resources, Philadelphia)

I have voluntarily decided to convert my shares under the terms of the Class R Election as described in the Joint Proxy Statement/Prospectus (the “Proxy Statement”) and the Class R Election Program materials.

This form, as well as my signature on my Separation Agreement and General Release (the “Separation Agreement”), shall serve as notice of my intention to voluntarily resign from Towers Perrin within 30 days after the effective time of the merger between Towers Perrin and Watson Wyatt (the “Effective Time”) (or an extended date otherwise agreed to in advance by the Towers Watson Executive Committee) as specified in my Client and Business Transition Plan.

I have seven days from the date of my signature on the Separation Agreement to revoke my decision in writing.

I understand that this election will be void and of no effect if the Merger Agreement between Towers Perrin and Watson Wyatt is terminated for any reason.

I certify that I have read the Proxy Statement, have been told that I am a Class R Eligible Participant, have complied with all required procedures to become a Class R Participant and will terminate my employment with Towers Perrin within 30 days after the Effective Time.	☐ Yes

Percentage of shares I elect to designate (must be between 50-100%) to be converted in the merger into shares of Towers Watson Class R common stock. I understand that the actual number of shares converted to Towers Watson Class R common stock may be less than my election in the event the proration described in the Class R Election Program Document applies.	%

Name Printed	Employee Number

Signature	Day/Month/Year

Towers Perrin Class R Election Program

Proprietary and Confidential For Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Towers Perrin Class R Election Program

November 9, 2009

This document has been prepared by Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin” or the “Company”) and constitutes an internal confidential document of the Company.

This document is being provided on a confidential basis solely to shareholders of the Company who are eligible to make a Class R Election under the terms as described in the Joint Proxy Statement/Prospectus (the “Proxy Statement”), which the Company will distribute to all shareholders via a separate email from Kevin Young, and in this document. Distribution of this document to any other person is not authorized.

This document is not intended to be a substitute for reading the Proxy Statement and is not a complete summary of the information contained in that document. Capitalized terms that are used but are not defined in this document have the meanings given to them in the Proxy Statement.

This document does not, and is not intended to constitute an offer or the solicitation of any offer, by or on behalf of the Company to any person, to purchase or sell any shares of common stock or other securities of the Company.

The information contained in this document is accurate only as of the date hereof, regardless of the time of delivery. Neither the Company nor any person has committed to update any of the information contained in this document after the date hereof. Although the Company has made every effort to accurately summarize some of the relevant material information that is included in the Proxy Statement, reviewing this document should not be considered a substitute for a review of the Proxy Statement. To the extent any of the information contained in this document is inconsistent with the Proxy Statement, the information contained in the Proxy Statement will govern.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

What’s Inside

The Class R Election Program is designed to allow certain shareholders whose age plus years of service with the Company, as of January 1, 2010, equals at least 75 years (subject to certain exceptions) to voluntarily leave the Company after having made a binding agreement to exchange a designated percentage of their shares of Towers Perrin common stock at the effective time of the merger between Towers Perrin and Watson Wyatt (the “Effective Time”) for shares of Towers Watson Class R common stock (the “Class R Election”). Towers Perrin shares held by shareholders who make a Class R Election that are not exchanged in the merger for Class R stock will be exchanged in the merger for Towers Watson Class B-1 common stock. Class B-1 common stock will be subject to a one-year lock-up and will not be subject to the full four-year lockup that will generally apply to Towers Watson shares held by those shareholders who do not make an effective Class R Election.

In general, here’s how the Class R Election will work:

•

Eligible participants can designate between 50% and 100% of their shares of Towers Perrin common stock to be converted in the merger into shares of Towers Watson Class R common stock. Towers Watson Class R common stock will be automatically redeemed by Towers Watson on the first business day following the Effective Time, and the shareholder will receive the following in exchange for each Class R share:

1.	An amount of cash equal to 50% of the “final transaction value per Towers Perrin share” (as defined in the Proxy Statement); and

2.	A promissory note issued by Towers Watson (a “Towers Watson Note”) with a principal amount equal to 50% of the “final transaction value per Towers Perrin share”. Each Towers Watson Note will have an annual interest rate equal to (a) 2.0%, or if greater, (b) 120.0% of the short-term applicable federal rate in effect at the Effective Time as prescribed by the Internal Revenue Service under Section 1274(d) of the Internal Revenue Code. The notes mature on the one-year anniversary of the Effective Time. Please see “Description of the Towers Watson Notes” in the Proxy Statement for more information about the notes.

Please note it may take a few weeks before you receive your cash payment and promissory note. Please see Question 3 of the Frequently Asked Questions (“FAQs”) section of this document.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

•

If you make a Class R Election, any remaining shares of your Towers Perrin common stock not converted into Towers Watson Class R common stock will be converted into Towers Watson Class B-1 common stock in the merger and will be subject to a one-year lockup. Class B-1 common stock will convert into freely tradable Towers Watson Class A common stock on the one-year anniversary of the Effective Time.

•	The Class R Election is subject to proration as described in Question 7 of the FAQs section of this document.

•

Class R Election Program participants must agree to voluntarily terminate their employment within 30 days after the Effective Time (or a date otherwise agreed to by the Towers Watson Executive Committee) and to sign a Separation Agreement and General Release (the “Separation Agreement”) and a Non-Disclosure/Non-Solicitation Agreement (the “Non-Disclosure Agreement”), copies of which are included with these materials.

•

Elections must be made by 45 days from receipt of these Class R Election Program materials, which means elections must be made no later than December 24, 2009. A Class R Election Program Participant cannot make his or her election until after he or she has received the Proxy Statement; a Class R Election CANNOT be submitted before the Proxy Statement is distributed. The Company will distribute the Proxy Statement to all shareholders via a separate email from Kevin Young. Any supplemental information or materials distributed to you will not extend the 45-day Class R Election Program election period beyond December 24, 2009.

•

Participants who make a Class R Election will have up to seven (7) days after signing the Separation Agreement to revoke the Class R Election; after that date, the Class R Election becomes final and irrevocable.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

You should read these Class R Election Program materials and the Proxy Statement in their entirety before making a decision whether to elect to participate.

Feature	Description

Eligibility

This program is being offered to shareholders whose age plus years of service with the Company, as of January 1, 2010, equals at least 75 years (rounding any fractional years to the nearest whole year), subject to certain exceptions described below.

A year of service is based on the anniversary of the shareholder’s hire date or, where applicable, adjusted hire date.

Excluded Roles	Any shareholder who agreed to accept a Towers Watson management role in “Rounds 1 or 2” of the talent selection process and all current Towers Perrin Executive Council members are excluded from Class R eligibility.

Relief from Towers Watson-Imposed Lockups for Class R Shares	Subject to proration, the shares designated in the Class R Election to be converted into shares of Towers Watson Class R common stock will be automatically redeemed on the first business day following the Effective Time. (Please note it may take a few weeks before the cash payment and promissory note are received by a Class R Participant). Shares not designated to be converted into shares of Towers Watson Class R common stock by the Towers Perrin shareholders who make a valid Class R Election will be converted into Towers Watson Class B-1 shares and will be subject to a one-year lockup. They will not be subject to the four-year lockup that will apply at the Effective Time to Towers Watson shares received by Towers Perrin shareholders.

Proration	If the number of shares of Towers Perrin common stock designated by all Class R Participants making valid Class R Elections exceeds a value of $400 million worth of shares, then each Class R Participant will have the number of shares he or she designated as Class R shares prorated down until the aggregate value of the Class R shares equals $400 million. Please note, Towers Perrin and Watson Wyatt have agreed to increase this amount from $200 million to $400 million since the initial Form S-4 was filed with the Securities and Exchange Commission on September 3, 2009.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Feature	Description

Taxes/Financial Planning

General tax information from the Company’s tax counsel regarding the potential income tax effects of a Class R Election in certain countries is included in the “Material Income Tax Considerations” section of the Proxy Statement.

Tax issues are complex and uncertain in some respects. The Company encourages you to discuss your personal tax situation with your financial/tax advisor before you make a decision. The Company has arranged to make representatives of PricewaterhouseCoopers (“PwC”) available to help you with personal tax and financial planning. An email was sent to you on October 16, 2009 with details relating to PwC.

Client and Business Transition Plan

A Class R Participant must work with his or her manager to have an approved Client and Business Transition Plan in place as soon as possible after he or she makes an election to voluntarily terminate employment under the terms of the Class R Election. Each Class R Participant’s transition plan must be approved by his or her manager and Global LOB leader or CRU leader. Please see the Client and Business Transition Plan template included with these materials.

Unless an extension based on business need is approved in advance by a participant’s CRU/Global LOB leader and the Towers Watson Executive Committee, Class R Participants will be expected to have implemented their transition plan and separated from the Company within 30 days after the Effective Time.

Separation Date

At the time of making the Class R Election, Class R Participants must agree to voluntarily terminate employment within 30 days after the Effective Time.

While Towers Perrin anticipates the majority of Class R Participants will have implemented their transition plan and separated from the Company within 30 days after the Effective Time, in cases where business need delays implementation of the transition plan, and where an extension has been approved by both the participant’s CRU/Global LOB leader and the Towers Watson Executive Committee, a Class R Participant’s separation date may be extended.

Severance	Class R Participants are not eligible for severance benefits from the Company, even if those benefits are offered to other employees who leave voluntarily.

Subsequent Employment	Class R Participants are not eligible for reemployment, including contract employment with the Company or assignment through a third party at the Company or Towers Watson, without the written approval of the Towers Watson Executive Committee.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Feature	Description

Key Dates

•     December 24, 2009 — deadline for submitting a Class R Election. Eligible shareholders who elect to terminate under the terms of the Class R Election will have seven days from the date of their signature on the Separation Agreement to revoke their election.

•     As soon as possible after your Class R election is submitted — you’ll receive a fully executed Separation Agreement and Non-Disclosure Agreement from the Company; create a Client and Business Transition Plan and have it approved by your manager and Global LOB/CRU leader.

•     30 days after the Effective Time — latest separation date for Class R Participants unless another date has been agreed upon by the Towers Watson Executive Committee.

Process for Participation

Eligible shareholders may make a Class R Election by completing the following steps:

•	Step 1: Review these Class R Election Program materials and the Proxy Statement that you will receive via a separate email from Kevin Young.

•

Step 2: Elect whether to make a Class R Election. If you elect to make a Class R Election, you must designate the percentage of your Towers Perrin shares (between 50-100%) to convert into shares of Towers Watson Class R common stock on the Election Form and elect to voluntarily terminate employment within 30 days of the Effective Time.

•

Step 3: Sign the Separation Agreement and the Non-Disclosure Agreement included with this e-mail and return them, along with the Election Form, to Dawn Davenport in the Philadelphia office by December 24, 2009. Please note you cannot make your election until after you have received the Proxy Statement; a Class R Election CANNOT be submitted before the Proxy Statement is distributed. The Company will distribute the Proxy Statement via a separate email from Kevin Young.

•	Step 4: Develop a Client and Business Transition Plan and have it approved by your manager and Global LOB/CRU leader.

•	Step 5: Execute the Client and Business Transition Plan and comply with continuing obligations.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Frequently Asked Questions

Below are answers to some questions you may have about how making a Class R Election will affect you. The information is divided into the following categories:

•	Part 1: About the Class R Election Program

•	Part 2: Designating Class R Shares

•	Part 3: Participation and Required Forms

•	Part 4: Other Benefits and Bonuses

•	Part 5: Taxes/Financial Planning

•	Part 6: Ending Your Employment Under the Class R Election Program

•	Part 7: More Information

Part 1: About the Class R Election Program

1.	What happens if I’m on leave? Am I still eligible to participate?

The Class R Election Program is available to all Towers Perrin shareholders — including those on leave of absence — who meet the eligibility criteria (whose age plus years of service with the Company, as of January 1, 2010, equals at least 75 years (subject to certain exceptions)) and are not in excluded roles.

2.	What are the excluded roles and what happens if my role changes?

Any shareholder who agreed to accept a Towers Watson management role in “Rounds 1 or 2” of the talent selection process and all current Towers Perrin Executive Council members are excluded from making a Class R Election.

3.	How long will it take after the Effective Time for me to receive my cash payment and promissory note?

You will receive paperwork within a week or two after the Effective Time that provides instructions on what you need to do to receive your cash payment and promissory note. Your cash payment will be paid by the exchange agent via check. We anticipate the payout process will take 3-4 weeks from the time you return your completed paperwork.

4.	In what currency will I receive my Class R payouts?

The Class R cash payment and the promissory note payment will be paid in U.S. Dollars.

5.	Is it possible to receive either of my payments in installments instead of as lump sums?

No.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Part 2: Designating Class R Shares

6.	How many shares can I designate for a Class R Election?

You can elect to designate between 50-100% of your shares of Towers Perrin common stock to be converted in the merger into shares of Towers Watson Class R common stock through the Class R Election. You will specify the exact percentage on your Election Form if you choose to participate.

7.	How does the Class R Election work? Can you show me an example?

Suppose you own 200 shares of Towers Perrin common stock and decide you would like to designate 150 (i.e., 75%) of your shares in the Class R Election.

a.	For the shares converted into Class R shares: Subject to proration, 150 shares would be converted in the merger into shares of Towers Watson Class R shares. The exact conversion ratio (known as the “final exchange ratio”) will not be known until we are ready to close the merger. However, for purposes of providing a complete example, we will use a sample, hypothetical conversion ratio of 550:1 (550 shares of Towers Watson stock for each share of Towers Perrin stock). The actual conversion ratio may be higher or lower and will be based on the number of outstanding Towers Perrin and Watson Wyatt shares immediately prior to the closing of the merger. Based on the assumptions above, you would receive 82,500 shares of Towers Watson Class R common stock, subject to proration.

The exact share price will not be known until we are ready to close the merger. In connection with the redemption, the following will occur:

i.	50% of your shares of Towers Watson Class R common stock (i.e., 41,250 shares) will be automatically redeemed by Towers Watson on the first business day following the Effective Time in exchange for a cash payment to you equal to the product of 41,250 multiplied by the “Final Watson Wyatt Stock Price,” subject to applicable tax withholding requirements. (The Final Watson Wyatt Stock Price is the average closing price of Watson Wyatt Class A common stock for the ten consecutive trading days ending on the second trading day immediately prior to the Effective Time.)

ii.	The remaining 50% of your shares of Towers Watson Class R common stock will be automatically redeemed by Towers Watson on the first business day following the Effective Time in exchange for the issuance to you of a one-year promissory note in a face amount equal to the product of 41,250 multiplied by the Final Watson Wyatt Stock Price.

Please note it may take a few weeks before you receive your cash payment and promissory note (please see Question 3).

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

b.	For the shares not converted into shares of Class R: Using the same ratio as above, your remaining 50 shares of Towers Perrin common stock would be converted into 27,500 shares of Towers Watson B-1 common stock. These shares would be subject to a one-year lockup, and would thereafter be converted into freely tradable shares of Towers Watson Class A common stock.

8.	How will proration potentially affect the shareholders who make a Class R Election?

Unless otherwise agreed to by Towers Perrin and Watson Wyatt, the maximum dollar pool for Class R shares is $400 million, comprising $200 million in cash and $200 million in promissory notes. In determining the dollar value of Towers Perrin shares that have been designated for conversion to Towers Watson Class R shares, Towers Watson will multiply the number of Towers Perrin common shares so designated by the final exchange ratio, and then will multiply that number by the Final Watson Wyatt Stock Price. If the number of shares of Towers Perrin common stock designated by all Class R Participants making valid Class R Elections exceeds $400 million worth of shares based on this calculation, then each Class R Participant will have the number of Class R shares he or she designated as Class R prorated down until the total pool equals $400 million. Any shares of Towers Perrin common stock that are not converted into shares of Towers Watson Class R common stock as a result of the effects of this proration will also be converted into shares of Towers Watson Class B-1 common stock. Please note, Towers Perrin and Watson Wyatt have agreed to increase this amount from $200 million to $400 million since the initial Form S-4 was filed with the Securities and Exchange Commission on September 3, 2009.

9.	What happens to fractional shares not designated as Class R?

They will be converted into fractional shares of Towers Watson Class B-1 common stock.

Part 3: Participation and Required Forms

10.	Do I have to participate?

No. Becoming a Class R Participant is completely voluntary.

11.	How should I decide whether to participate?

This Class R Election is voluntary and the decision to participate is a personal one. You should consult with your financial/tax and legal advisors to determine the impact participation will have on your personal situation. The Company has arranged to make representatives of PwC available to help you with personal tax and financial planning. An email was sent to you on October 16, 2009 with details relating to PwC.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

12.	How do I elect to participate?

If you would like to participate in the Class R Election, you must make the election on your Election Form and sign (and, in the case of the Separation Agreement, have notarized) and return your Election Form and two copies each of your Separation Agreement and Non-Disclosure Agreement to Dawn Davenport in the Philadelphia office. You can make your election at any time between the time the Proxy Statement is distributed and 11:00 p.m. New York City time on December 24, 2009.

13.	When should I return my Election Form, Separation Agreement and Non-Disclosure Agreement?

If you would like to participate, your Election Form, Separation Agreement and Non-Disclosure Agreement MUST be received by December 24, 2009 in order for you to have made a valid Class R Election. Please note you cannot make your election until after you have received the Proxy Statement; a Class R Election CANNOT be submitted before the Proxy Statement is distributed. The Company will distribute the Proxy Statement via a separate email from Kevin Young.

14.	What happens if I elect to participate and then change my mind?

You have seven days from the date you sign your Separation Agreement to revoke your decision. After seven days, your election is irrevocable. The date of your signature on your Separation Agreement will be the start of your seven-day revocation period.

15.	Will my manager know if I have made a Class R Election?

Managers must sign off on your transition plan, so they will know once you have made your election to voluntarily terminate your employment under the Class R Election.

16.	How will I know if my election has been received?

You will receive an email from Dawn Davenport in Human Resources advising you that your forms have been received.

17.	How will I know the status of my election?

If you are not in an excluded role, the Company will return a fully executed Separation Agreement and Non-Disclosure Agreement to you.

18.	Why do I have to sign a Separation Agreement?

If you make a Class R Election, you will be voluntarily ending your employment relationship with the Company within 30 days of the Effective Time based on implementation of your transition plan. This Separation Agreement is a waiver of all claims against the Company and is required under the terms of the Class R Election.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

19.	Do I have to commence retirement benefits to participate?

No. You can choose to become a Class R Participant and leave the Company without commencing qualified retirement benefits. If you are eligible for non-qualified retirement benefits from the U.S. non-qualified benefits plan, you will be required to commence those benefits upon separation from the Company.

Part 4: Other Benefits and Bonuses

20.	How do I request a retirement calculation?

Contact your local benefits administrator and/or service center. Make sure to tell the representative that you are eligible for the Class R Election Program.

Location	Contact…

Brazil	Location Administrator: Daniel Freitas • Phone: RDJ x7493 • E-mail: daniel.freitas@towersperrin.com

Canada	• TP World, including online retirement calculation modeller • Towers Perrin Employee Benefits Centre (1-877-869-3777) • For pension questions, select the DB option

Europe

•     UK:

•     TP Benefits Helpline

•     E-mail: uktpbenefitshelp@towersperrin.com

•     Phone: 2200 (external 0870 901 2167); Monday to Friday, 9:00 am to 5:00 pm

•     Other countries: HR representative contact: Grant Hopkins

•     Phone: LON x2875

E-mail: grant.hopkins@towersperrin.com

US

•     TP Benefits: Retirement, including online retirement modeler

•     Your user name is your five-digit employee ID; your password is the first two letters of your last name (all lowercase) plus the last four digits of your Social Security number.

•     http://tpbenefits.towersperrin.com

•     Towers Perrin Employee Service Center (1-800-344-8114)

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

21.	What happens to my other benefits, such as retiree medical?

After your separation from service, you will be eligible to receive retirement benefits to which you would be otherwise entitled, when you elect to retire.

22.	What happens to my benefits if I leave the firm as a Class R Participant?

You can find more information about your benefits through the normal resources available to you in your country, which may include:

•	TP World

•	Towers Perrin Employee Benefits Service Center

•	Your Country Administrator/local HR representative

In addition, you can contact PwC for information and tax/financial planning assistance.

23.	Will I be eligible to receive severance benefits or payment in lieu of notice from the Company if I elect to participate in the Class R Election program?

No. Class R Participants are not eligible for severance benefits offered by the Company, or payment in lieu of notice, even if they are offered to other employees who voluntarily leave the firm.

24.	Will I be eligible to receive a bonus for 2009?

You will remain eligible to earn a performance bonus for 2009.

25.	Will I receive an individual bonus for 2010?

Based on our currently anticipated timing, Class R Participants will have separated from the Company before they would be eligible to receive their 2010 bonus.

26.	If I elect to participate in the Class R Election, will I be eligible for unemployment benefits (US Only)?

Eligibility for unemployment benefits is determined by state laws and regulations and in many cases does not provide benefits for voluntary separations.

Part 5: Taxes/Financial Planning

27.	What are the tax implications of making a Class R Election?

General tax information regarding the potential income tax effects of a Class R Election in certain countries is included in the section entitled “Material Income Tax Considerations” of the Proxy Statement.

Tax implications are complex and will vary based on your personal situation. You should contact your personal tax/financial advisor before deciding whether or not to participate. The Company has arranged to make representatives of PwC available to help you with personal tax and financial planning. An email was sent to you on October 16, 2009 with details relating to PwC.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

28.	Who is paying for the financial planning assistance – me or Towers Perrin?

If you choose to utilize PwC’s services, you will be responsible for paying the cost for those services.

Part 6: Ending Your Employment Under the Class R Election Program

29.	How is my separation date determined?

Generally, all Class R Participants will separate from the Company within 30 days after the Effective Time based on implementation of their transition plan. However, if an extension is necessary based on business need, and has been approved by the participant’s CRU/Global LOB leader and the Towers Watson Executive Committee, a Class R Participant’s separation date may be extended.

If you have a contractual notice period in your employment contract, you should contact your local HR Administrator.

30.	What is “contractual notice”?

Some eligible shareholders outside the U.S. have employment contracts with the Company. In some cases, these contracts have specific covenants about giving notice when leaving the Company.

31.	Can I stay past the merger close date?

You must end your employment within 30 days after the Effective Time unless an extension has been approved in advance by the Towers Watson Executive Committee, based on your transition plan and the needs of the business.

32.	Do I need to come to work until my separation date?

Yes. You are expected to continue working in the best interests of the Company and in accordance with all Company policies and procedures, including the Code of Business Conduct.

If you are dismissed or resign in lieu of dismissal before the Effective Time, your Class R Election will become invalid, you will no longer be eligible to receive the Class R Election benefits and your shares of Towers Perrin common stock will be repurchased at book value.

33.	How will my transition be handled?

You should work with your manager to create a Client and Business Transition Plan. This plan will cover client team succession planning, client billing transition and communication to clients and internal teams. This plan should also cover people management responsibilities, special projects, new business opportunities, etc., if applicable.

34.	Does anyone other than my manager need to sign off on the transition plan?

You should involve your manager, who will get additional input from your Global LOB leader or CRU leader, as appropriate.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

35.	How involved will I be in the transition?

Towers Perrin expects you to be very involved in the transition where possible based on the timing of your submission of your Class R Election, approval of your transition plan and the Effective Time. Ideally, the client will have had exposure to the succession team. In cases where a new person is being introduced (and where time allows), the Company expects you to be heavily involved in making introductions, providing oversight and generally doing whatever is necessary to ensure a smooth transition for the client and the team. In order to effectuate a smooth transition, you should work on your transition plan as soon as possible following your election. You should contact your manager immediately if you foresee a problem.

36.	When can I talk to my clients?

Communication to client and internal teams will be covered in your Client and Business Transition Plan. Please do not discuss team changes with your clients until the plan has been finalized and your communications have been approved.

37.	What else do I need to do before my separation date?

Work with your manager and HR to follow the normal separation procedures in your country.

38.	Can I recruit Towers Perrin or Towers Watson employees?

No. Please review the Non-Disclosure Agreement for details about your obligations.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Part 7: For More Information

39.	Where can I go if I have questions?

If you have questions, contact:

For questions about…	Contact…

The Class R Election	• Email Program administration at ClassRElection@towersperrin.com • You will receive a response within 48 hours

Stock holdings	If you are a Principal, go to the Principal Rewards Portal • TP World | About Me | Pay & Recognition | Principal Rewards Site

If you are not a Principal:

• TP World | About Me | Stakeholders Site | Stock Ownership

• For detailed stock ownership information contact MaryAnne Buchholz at PHI x 6368

Other benefits, including retirement benefits	• TP World • Your local benefits administrator and/or service center • Make sure to tell the representative that you are eligible for the Class R Election Program

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009

CLASS R ELECTION PROGRAM

PROGRAM DOCUMENT FOR ELIGIBLE SHAREHOLDERS

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

A variety of factors could cause actual results to differ from those set forth in the forward-looking statements, including the risks and factors identified under “Risk Factors” in the joint proxy statement/prospectus included in the registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Securities and Exchange Commission, as amended from time to time, and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Securities and Exchange Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on November 9, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4, as amended from time to time, with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You can obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

Towers Perrin Class R Election Program

Proprietary and Confidential for Towers Perrin Shareholders Only

November 9, 2009